Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This communication was distributed by AMR Corporation to certain employees on February 20, 2013 via e-mail and AMR Corporation’s intranet. The content of the communication under the AA System News header was excerpted from a Herald Online story first published on February 19, 2013, a WBTW News 13 story first published on February 18, 2013, a The Dallas Business Journal story first published on February 19, 2013, and a Club Penny Stocks story first published on February 19, 2013.

AA System News __________________________ Fitch: American Airlines’ Merger with US Airways Credit Neutral to Latin American Airports – The merger announcement of two of the largest North American air carriers, American Airlines and US Airways, is not likely to adversely affect Latin American and Caribbean rated airports, according to Fitch. Fitch considers the merger, even if causing future changes and reductions to frequencies, is unlikely to negatively impact the Latin American rated airports’ projected traffic performance and/or revenues. With respect to the Caribbean airports, “both airlines serve different destinations and market sources, and present limited or no over lapping on their routes.... Overall current passenger traffic in the region continues to grow steadily, in line with our 2013 Outlook expectations, and providing for better prospects with respect to air traffic volumes going forward.... (The Herald)

Impact of US Airways/ American Airlines merger unknown for Flo Regional – The merger of two major airlines will likely play a significant role in the futures of local airports all across the country. American and US Airways recently announced their $11 billion merger ... Transportation experts say the merger will create more flights and opportunities for travelers of both airlines, with each providing complementary services. The situation could prove to be beneficial in Florence as well, where the loss of Delta in 2011, created a situation where the airport is now entirely reliant on its lone carrier, US Airways. Though Airport Director Eddie Gunn said he does not yet know how the merger will impact Florence Regional, he did say that he is hopeful that it could potentially mean more flights in and out of the airport.... (WBTW News 13, Florence, SC)

Merging American’s, US Airways’ tech could take years, cost millions – The job of merging the various technology systems that help Fort Worth AMR Corp. and Arizona’s US Airways Group run could take as long as four years and cost millions of dollars, experts say. When you look at the combined company’s “to do” technology list, you can start to see why. There are the reservation websites. The check-in systems (both online and via kiosks).... “Integration is usually a difficult exercise,” said Rod Berger of New York-based Bergmen Consulting. “Associated costs and chances of success are hard to predict. It also creates a technical debt that will burden the airline when changes are needed in the future.” Berger estimates the process of joining the two carriers’ various systems will take roughly three or four years. “We would anticipate nine months to establish the program, 18 months to get core business systems unified, and an additional 12 months to connect the ancillary solutions and fix issues,” he said.... And as the new airline whittles down the number of software applications and business partners it has, it “should anticipate a decrease in maintenance, support, infrastructure and licensing costs,” Berger added.... (Dallas Business Journal, Blog)

Shares in AMR Corp closed by a further 19% in Fri-days – trading following an 83% rise the day before in trading on Wall Street as investors celebrated rare value from a chapter 11 bankruptcy proceeding. We have been following and updating you on shares of AMR Corp for over 2 months now as the stock has risen around 400% in value from the lows. The stock was the heaviest traded name on the OTCQB last week trading almost half a billion dollars in a huge week for the company making the largest airline in the world. ...in the case of AMR Corp even a company in bankruptcy has ended up becoming a positive winner for many traders.... (Club Penny Stocks -

PR Newswire)

Aviation Industry News _____________________

Boeing Hopeful Of 787s In Service By April: Air India

– The chairman of India’s state carrier Air India said on Wednesday that Boeing is hopeful of getting their 787 Dreamliner back in service by early April. “They said that these planes should start flying again from early April. They can’t be sure but they are hopeful,” Rohit Nandan said. Boeing’s 50 787s in service have been grounded since mid-January following two incidents involving battery problems. Air India has six 787s and has ordered 21 more.... (AirWise News)

Boeing To Present 787 Fix Proposal To FAA – A Boe-ing team led by Commercial Airplanes President Ray Conner is set to present details of its proposed near-term solution to the 787 battery issues to the FAA later this week, possibly as early as Feb. 21. According to airline sources, Conner will present details of the manufacturers’ revised battery system directly to FAA Administrator Mi-chael Huerta in Washington D.C. If the plans are accepted then Boeing is understood to have provisional plans in place to begin flight testing the modified system immediately, and for fleet-wide retrofit action which would enable the first 787 to return to service as early as mid-March. However, given the high-profile nature of the battery probe, and the subsequent review of the FAA’s oversight in connection with the original certification of the 787, it is far from clear if the agency will even consider Boeing’s request until the National Transportation Safety Board has completed its investigation. The NTSB, and its Japanese counterpart, the JTSB, are still evaluating the root cause of multiple battery failures in early January which prompted a worldwide grounding of the 787 on Jan. 16

(Aviation Week)

British Airways introduces hand baggage-only fares –

A ‘no frills’ fare for passengers carrying hand baggage only is being introduced on selected British Airways flights from Gatwick. The low-cost rates start at £39 one-way to Amsterdam and Turin, £45 to Jersey, £49 for Dubrovnik and £69 to Tunis for flights from February 26. The discount compared to fares that include a piece of checked-in luggage varies between £9 and £15 depending on the route, BA said. The move coincides with the transfer from Heathrow of five Airbus A319s for BA’s Gatwick short-haul fleet.... (Travel Weekly)

Frontier struggles to find a route map that works –

Where does Frontier Airlines fly? More and more, that may depend on when you ask. The carrier announced this month that it will drop all of its service to Colorado Springs, a destination it was in the midst of building up as new “focus city” just nine months ago. That quick reversal highlights what many industry observers view as an increasingly helter-skelter route planning strategy for Frontier, which faces intense pressure at its main Denver base and is being shopped for a buyer by parent company Republic Airways. As for Frontier’s exit from Colorado Springs, the carrier says it will drop its two remaining routes by early April. Los Angeles flights will end March 2 while Frontier’s Phoenix service will draw to a close April

7... (USA Today, Today in the Sky)

Lufthansa opens tender for 100 narrowbodies, eight widebodies – Boeing and Airbus are now entering into discussions with Lufthansa to claim newly-authorized orders for eight widebody aircraft and 100 single-aisle aircraft, the German flag carrier says today. Lufthansa’s supervisory board in a meeting earlier today cleared the company’s executives to begin the negotiations with the airframers. Lufthansa currently operates a mix of Airbus and Boeing widebodies and narrowbodies, but plans to phase out a fleet of 17 Boeing 737-300s and 22 737-500s by 2016. Lufthansa already signed an order in July 2011 for 25 re-engined A320neos and five A321neos powered by Pratt & Whitney PW1100G engines. Airbus plans to introduce the A320neo into service in 2015, and Boeing schedules entry into service for the re-engined 737 Max in 2017. Lufthansa last selected the 747-8I on the widebody side of the fleet with a 20-aircraft order that has been reduced to 19. It also operates A330, A340s and A380s

(Flightglobal)

Sequester cuts could create travel delays – Canceled flights and longer checkpoint lines are among the most significant problems that President Obama and others in his administration are warning about, as the government faces automatic spending cuts March 1. “Air traffic controllers and airport security will see cutbacks, which means more delays at airports across the country,” Obama said Tuesday in warning against the cuts as “not smart” and

“not fair.” ... (USA Today, Today in the Sky)

Southwest Airlines offers movies on demand, upgrades TV programming – Southwest Airlines is now offering movies on demand on many of its flights and has upgraded the programming of its on-board TV service, the carrier said Tuesday. As of Feb. 6, all of Southwest’s newer airplanes – its Boeing 737-700s and 737-800s – have on-board WiFi. “This milestone represents nearly 75 percent of all Southwest aircraft, which completes the retrofit installations,” Southwest said in its announcement.

“Moving forward, all new deliveries and AirTran conversions will enter service with Row 44 technology installed.” ... (Dallas Morning News, Airline Biz Blog)

Stand up for O’Hare, Rahm – Mayor Rahm Emanuel has gotten tough with the teachers union and muscled the City Council. But will he mess with somebody his own size? Mr. Emanuel is at odds with airline boss Jeff Smisek over expansion of O’Hare International Airport. The CEO of United Continental Holdings Inc. jabbed at Mr. Emanuel recently, saying there is no need to finish the multibillion-dollar project launched seven years ago. The new mayor shot back with a demand to start talks now on the final phase of the expansion. The deadline for starting those negotiations is not until next March. It is shaping up as a public showdown between two hardnosed executives accustomed to getting their way. At stake is the future of O’Hare, which is every bit as important to the city’s long-term economic health as any other item on Mr. Emanuel’s long to-do list.... (Crain’s Chicago Business)

Swiss airline targeted in ‘gigantic’ diamond heist –

Brussels Airport and a Swiss airline are at the center of a multimillion dollar international diamond heist that is in the news this morning (Feb. 19). Police say the theft occurred late Monday at Brussels Airport. According to authorities, a group of eight men cut a hole in a perimeter security fence, drove out to the tarmac and removed diamonds possibly worth hundreds of millions of dollars from the cargo of a Helvetic Airways’ Fokker 100 jet operating for Swiss International Airlines. “There was no shooting and nobody was injured,” the operating company for Brussels Airport says in a statement to FlightGlobal.com. “This lasted only a few minutes and, after that, they left the airport domain through the damaged fence.” ... (USA Today, Today in the Sky)

Virgin Atlantic is assessing its alliance options, with SkyTeam emerging as the likely fit – given the UK carrier’s new relationship with Delta Air Lines. Late last year, Delta announced plans to acquire Singapore Airlines’ 49% stake in Virgin Atlantic. As part of the deal, Delta and Virgin Atlantic are planning to launch a cost and revenue sharing joint venture on flights across the Atlantic. In an interview with the Financial Times, Virgin Atlantic COO Julie Southern has given the clearest indication yet that the two airlines could also become alliance partners. “I suspect in due course you may see us joining SkyTeam,” Southern said.... (ATW)

Walsh backs Airbus A350 battery decision – International Airlines Group CEO Willie Walsh supports Airbus’ decision to switch the A350 XWB back to nickel cadmium batteries. “I think it is a sensible thing to do,” Walsh said about Airbus’ recent decision to abandon plans to equip the new twinjet with lithium ion batteries. In his keynote address to the Aviation Carbon 2013 event at Heathrow Tuesday, Walsh used lithium ion technology as an example of how hard manufacturers are striving to bring down the weight of their aircraft to optimize fuel and environmental performance.... (ATW)

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.